August 22, 2016

RE: Get cash now from your Inland REIT investments.

Dear Investor,

Good news!  Now you can sell your InvenTrust Properties Corp. and Highlands REIT, Inc. investments and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $1.25 per Share for InvenTrust and/or $0.10 per Share for Highlands REIT. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Inland to decide if or when you get your money back. But this offer expires on September 23, 2016, so you must act soon.

Why take advantage of this opportunity today?
•
Guarantee your cash now. InvenTrust anticipates a liquidity event in 2018. There can be no guarantee, however, that such an event will occur in a timely manner, or at all. Highlands REIT has not provided a specific timeframe as to when it may liquidate.  Sell today and ensure you get your money out from this security.

•	Lower Net Asset Valuation. Prior to the spinoff, InvenTrust estimated per share value was $4. In May, InvenTrust lowered it to $3.14, nearly 14% lower (after the $0.36 for Highlands shares).
•	Lower distribution. InvenTrust recently stated that it anticipates lowering its quarterly distribution beginning with the third quarter.
•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after InvenTrust or Highlands confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires September 23, 2016 (unless extended). So don't delay. Fill out and mail in one or both of the Assignment Forms today so we can transfer the Shares and rush you a check once the Offer expires.

Please note that both Assignment Forms must be mailed in in order to sell both securities. The InvenTrust Assignment form is enclosed on GREEN paper and the Highlands REIT Assignment Form is on YELLOW paper.

The Purchasers are offering to purchase for cash up to 4,000,000 Shares of each of InvenTrust at a price of $1.25 per Share and Highlands REIT at a price of $0.10 per Share, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/inland.pdf.  The Purchasers are making this offer in view of making a profit, so the price offered is below both Company's estimated per Share value, but there can be no assurance as to the actual value of a Share until each Company liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON September 23, 2016, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.